Exhibit 99.1

PRESS RELEASE

AuRico Gold Reports Commercial Production Has Resumed At El Cubo

Toronto: July 11, 2011: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to announce that commercial production resumed today at its wholly-owned El Cubo mine, located in Guanajuato State, Mexico.

“This is a significant milestone for AuRico as production from El Cubo represents the third source of production for the Company. With the completion of the multi-year operational optimization program that we began in 2008, we expect to realize ongoing productivity enhancements at El Cubo going forward.” stated René Marion, President and Chief Executive Officer. “With three mines now contributing to our production profile, AuRico is one of the fastest growing mid-tier precious metal producers in the industry.”

El Cubo Highlights

  Production at the Los Torres processing facility resumed July 11th

  Mining rates averaged 1,108 tonnes per day in June, significantly ahead of planned rates

  Over 75,000 tonnes of ore stockpiled ahead of the mill for processing as of July 10th

  Development toward the Dolores – Capulin discovery commenced May 1st

  Long-hole stope drilling commenced in June and capacity will be further increased with the mid-July delivery of the first of two new drill rigs purchased. Long-hole stoping conversion is expected to lead to greater productivity, lower dilution and decreased costs as demonstrated Ocampo.

  Exploration program to resume in Q3, with immediate follow-up drilling on the Dolores – Capulin discovery

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Mexico. The Company’s three wholly-owned operating properties include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the El Cubo mine in Guanajuato State. Its strong pipeline of development and exploration stage projects include the Guadalupe y Calvo advanced development property in Chihuahua State and the Orion advanced development property in Nayarit State, along with six exploration properties throughout Mexico.

AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

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Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured", "indicated" and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold's Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements.  The words "believe", "expect", "anticipate", "target", "continue", "estimate", "may", and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at El Chanate, the ability to delineate additional measured and indicated resources or reserves as a result, the suitability of targets for future open pit mining at El Chanate, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at El Chanate and the success of the Company's exploration approach, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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